SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three Year Period Ending 2003

FORM U-12 (I) - B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding
Company Act of 1935 by a Person Regularly Employed or
Retained by a Registered Holding Company or a Subsidiary
Thereof and Whose Employment Contemplates Only Routine Expenses
as Specified in Rule 71(b)
(To be filed in DUPLICATE. If acknowledgment is desired,
file in triplicate.)

         1.  Name and business address of person filing statement.

             Dickstein, Shapiro, Morin & Oshinsky, L.L.P. ("DSMO"), 2101 L Street
             NW, Washington, DC 20037 and 1177 Avenue of the Americas,
             New York, NY 10036.

         2.  Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

             DSMO is retained by the companies listed in Item 3 below for the matters identified in Item 4 below and DSMO’s representation is conducted through its attorneys or non-lawyer employees including those listed below. DSMO’s addresses are set forth in Item 1 above and the

             Washington: Frederick M. Lowther, Esq.; Kenneth M. Simon, Esq.;
             Laura V. Szabo, Esq.; Beth L. Webb, Esq.; Steven J. Roman, Esq.;
             Ida Draim, Esq.; Robert Fallon, Esq.; Michael Engleman, Esq.;
             Joan M. Darby, Esq.; Sandra Barbulescu, Esq.; Andra Schnabolk,
             Esq.; and Pat Alexander.

             New York: Charles Pratt

         3.  Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

             KeySpan Corporation and its subsidiaries.

         4.  Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

             DSMO has been retained to provide legal advice and to represent KeySpan and its subsidiaries on matters before (i) the Securities and Exchange
             Commission (“SEC”) involving the Public Utility Holding Company Act of 1935 and the other federal securities act subject to the SEC’s jurisdiction and (ii) the Federal Energy Regulatory Commission.

         5.  (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

           Salary or other compensation:                 Person or company
                                                         from whom received
                                                         or to be received
Name of Recipient   Received    To be received
                    (a)         (b)

DSMO                N/A         Regularly hourly         KeySpan
                                billing rates plus       Corporation and/or
                                expenses or an           its subsidiaries
                                annual retainer fixed
                                fee

         (b)  Basis for compensation if other than salary.

         Hourly billing rates plus routine expenses or an allocation of an annual retainer fixed fee.

         6.  (To be answered in supplemental statement only. See instructions.)
Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

             (a) Total amount of routine expenses charged to client:
             (b) Itemized list of all other expenses:

Date:  November 5, 2001            Dickstein, Shapiro, Morin & Oshinsky, L.L.P.

                                   By: __________/s/____________
                                       Laura V. Szabo

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